Filed by Ideation Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933, as
amended, and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act
of 1934, as amended.

Subject Company: Ideation Acquisition Corp.
(Commission File No. 001-33800)

and

ID Arizona Corp.
(Registration Statement No. 333-158336)
Ideation Acquisition Corp. Sets Date for Special Meeting of Stockholders to Approve a
Business Combination with SearchMedia International Limited
Wilmington, Delaware — September 10, 2009 — Ideation Acquisition Corp. (“Ideation” or the “Company”) (NYSE Amex: IDI, IDI.U, IDI.WS) today announced that its special meeting of stockholders to approve a business combination with SearchMedia International Limited (“SearchMedia”) will be held on October 26, 2009 at 8:30 am Eastern Time at the offices of Akerman Senterfitt, at One S.E. Third Avenue, 25th Floor, Miami, Florida 33131. Ideation stockholders of record as of the close of business on October 2, 2009 (the “Record Date”) will receive notice of and voting materials relating to this special meeting.
At the special meeting, stockholders of Ideation will be asked to vote on the following ten proposals: (1) to approve an amendment to Section D of Article Sixth of Ideation’s Certificate of Incorporation to provide conversion rights to holders of shares issued in Ideation’s initial public offering upon approval of the business combination regardless of whether such holder votes for or against the business combination; (2) to approve the corporate redomestication of Ideation that will result in holders of Ideation securities holding securities in a Cayman Islands exempted company rather than a Delaware corporation; (3) to approve the business combination between ID Cayman and SM Cayman; (4) to approve the authorization in ID Cayman’s Memorandum of Association of 1,000,000,000 ordinary shares, as compared to 50,000,000 shares of common stock currently authorized in Ideation’s amended and restated certificate of incorporation, dated November 21, 2007, which we refer to as Ideation’s Certificate of Incorporation, and 10,000,000 preferred shares, as compared to 1,000,000 shares of preferred stock currently authorized under Ideation’s Certificate of Incorporation; (5) to approve in ID Cayman’s Articles of Association the elimination of the classified board currently authorized in Ideation’s Certificate of Incorporation; (6) to approve in ID Cayman’s Articles of Association a provision providing that the amendment of either of ID Cayman’s Memorandum of Association or Articles of Association will require a vote of two-thirds of its shareholders voting in person or by proxy at a meeting, as compared to the vote of a majority of the outstanding stock as set forth in Ideation’s Certificate of Incorporation; (7) to approve in ID Cayman’s Articles of Association a provision providing that the ID Cayman shareholders may pass resolutions without holding a meeting only if such resolutions are passed by a unanimous written resolution signed by all of the shareholders entitled to vote, as opposed to the provisions in Ideation’s Certificate of Incorporation that provide that stockholders may take action without a meeting if written consent to the action is signed by the holders of outstanding stock having the minimum number of votes necessary to authorize or take the action at a meeting of the stockholders; (8) to approve in ID Cayman’s Memorandum of Association a provision providing for the perpetual existence of the company, as compared to a provision providing for the termination of the company’s existence on November 19, 2009 as set forth in Ideation’s Certificate of Incorporation; (9) to approve the assumption of the SearchMedia International Limited 2008 Share Incentive Plan and its amendment and restatement as the Amended and Restated SearchMedia Holdings Limited Share Incentive Plan; and (10) to approve an adjournment or postponement of the special meeting for the purpose of soliciting additional proxies.
About Ideation Acquisition Corp.
Ideation is a publicly traded special purpose acquisition corporation, or SPAC, formed to acquire one or more businesses with a focus on the media sector. As of June 30, 2009, Ideation has in its trust account approximately US$78.8 million (including deferred underwriting fees of US$2.7 million) from the proceeds raised through its initial public offering in November 2007 and interest thereon. As of June 30, 2009, the amount per share available upon liquidation of the trust was approximately US$7.8815. Ideation is headquartered in Wilmington, Delaware.

About SearchMedia
SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia currently operates a network of over 1,500 high-impact billboards with over 500,000 square feet of surface display area and one of China’s largest networks of in-elevator advertisement panels consisting of over 175,000 frames in 57 cities throughout China. SearchMedia ranked first in market share of in-elevator advertising displays in 13 out of the 26 most affluent cities in China and ranked second in an additional nine of these cities, according to Nielsen Media Research. Additionally, SearchMedia operates a network of large-format light boxes in concourses of eight major subway lines in Shanghai. SearchMedia’s core outdoor billboard and in-elevator platforms are complemented by its subway advertising platform, which together enable it to provide multi-platform, “one-stop shop” services for its local, national and international advertising clients that numbered more than 780 cumulatively from its inception to July 31, 2009.
Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. Any such forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations such as material adverse events affecting Ideation and SearchMedia, their ability to complete a business combination and those other risks and uncertainties detailed in Ideation’s filings with the Securities and Exchange Commission (the “SEC”). Ideation and SearchMedia caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Ideation and SearchMedia do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.
Participation in Solicitation/Additional Information
In connection with the proposed transaction, Ideation and ID Arizona Corp. filed Amendment No. 2 to Form S-4 containing a proxy statement/prospectus in conjunction with the transaction with the SEC on September 10, 2009, which is subject to review by the SEC. A definitive Proxy Statement/Prospectus will be mailed to Ideation stockholders. INVESTORS AND SECURITY HOLDERS OF IDEATION ARE URGED TO READ A DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Ideation through the website maintained by the SEC at www.sec.gov under the registrant names Ideation and “ID Arizona Corp.” Free copies of the Registration Statement and the Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Ideation, 1105 N. Market Street, Suite 1300, Wilmington, Delaware 19801.

Ideation, SearchMedia and their respective directors, executive officers, affiliates and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ideation’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on March 20, 2009, and information regarding SearchMedia’s directors and executive officers is available in Ideation’s and ID Arizona Corp.’s preliminary Proxy Statement/Prospectus, Amendment No. 2 of which was filed with the SEC on September 10, 2009, and can be found on the SEC website at www.sec.gov under the registrant name “ID Arizona Corp.” Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.
Contact:
Devlin Lander
ICR
(415) 292-6855